Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5:   Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ Yes   No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

STFX is an internal-crossing network for orders in NMS stock originating from Participants (as defined below). Unaffiliated broker-dealers with retail customer orders ("Unaffiliated BDs") along with STFL business units, STFL affiliates, and their respective clients ("Participants") access STFX through the direct or indirect use of the products and services offered by STFL's Portfolio & Electronic Trading Desk (PETD). More specifically, these Participants access STFX through any STFL or STFL-affiliate trading desk that uses the algorithms and/or SORs provided by the PETD.

STFL's SOR platform is the sole point of entry into STFX. In addition to STFX, the SOR platform can access national securities exchanges, other alternative trading systems, and other market centers. The platform contains multiple SOR configurations. SOR configurations may route to different execution venues and are created to achieve specific performance benchmarks and/or to satisfy specific risk tolerances and order constraints. Risk tolerances and constraints may be directly set by a Participant, and/or by an algorithm to minimize an order's impact on the market. Not every SOR configuration routes to STFX. All outbound routes to STFX are subject to the same factors determining latency between the SOR platform and STFX. This means there is no difference in speed for orders reaching STFX once they leave the SOR. Algorithms systematically select the appropriate SOR configuration to best achieve their intended benchmark. Alternatively, a Participant can access a SOR configuration directly without utilizing an algorithm. However, Participants cannot bypass the SOR to directly access STFX. Except as may be prohibited by regulatory requirements, Institutional Participants (e.g., banks, insurance companies, mutual fund companies, registered investment advisors, pension funds, hedge funds, and other money managers) can request customization of their algorithm or SOR configurations at the session or Client ID-level to exclude specific trading venues, including STFX**.**

In addition, Unaffiliated BDs as well as certain Institutional Participants that meet the specific eligibility standards described in Part III, Item 2b ("Directed Participants"), and upon written request, review, and approval by STFL's Head of Equity Trading, can**: (1) in the case of Institutional Participants,** direct that their orders route solely to STFX by ~~nature of~~**utilizing** a customized STFL SOR routing configuration**, and (2) in the case of Unaffiliated BDs, direct that their retail customers first be directed to STFX before routing to other execution venues**. These Directed Participants are treated as Subscribers for purposes of Regulation ATS. A Directed Participant's customized SOR routing configuration restricts the SOR to routing that **Institutional** Participant's ~~order~~**orders** only to STFX, thereby excluding all other execution venues as routing destinations. **In the case of Unaffiliated BDs, its customized SOR routing configuration directs the SOR to route that Unaffiliated BDs retail orders first to STFX then to other execution venues if no match occurs.** Orders directed solely to STFX by ~~a~~**either type of** Directed Participant are subject to the same order validation process and priority rules described in Part III, Item 7 that apply to non-directed orders. In addition, orders from Directed Participants ~~use~~**utilize** the same routing infrastructure, and are subject to the same factors determining latency (~~as~~ discussed above) between ~~each~~**the** STFL SOR and STFX as all non-directed orders. While Directed Participants can route their orders solely to STFX, they cannot directly access STFX without first routing through the SOR platform mentioned above. The STFL SOR platform is the only means of entry into STFX, but ~~it~~ is capable of utilizing a customized SOR routing configuration to allow directed orders into STFX. Retail Participants may not directly route orders to a specific algorithm**, SOR,** or execution venue. The use of algorithms and SOR routing configurations for retail Participant orders is subject to the discretion of the STFL Retail Trading Desk.